Exhibit 99.42

i-80 Gold Gains Acceptance to Begin Trading in the U.S. on the OTCQX Best Market

Reno, Nevada, August 26, 2021 - i-80 Gold Corp. (“i-80”, “the Company”) (TSX:IAU) is pleased to announce that its application to the OTC Markets Group for the Company’s common shares to begin trading on the OTCQX Best Market has been accepted. On Thursday August 26, 2021, the Company’s Common Shares will begin trading on the OTCQX Best Market under the ticker symbol IAUCF after qualifying for an upgrade from the Pink market. The listing is expected to make the Company’s shares more widely available to North American investors.

“This is exciting news for the Company and will allow for a broad set of shareholders to invest in i-80. We are pleased to be accepted onto the OTCQX and believe this is the next step in unlocking the value of our Nevada focused mining company”, stated, Ryan Snow, Chief Financial Officer of i-80.

The OTCQX was created in 2010 and is recognized as an “Established Public Market” by the U.S. Securities and Exchange Commission (the “SEC”) and is a leading market for US and international companies in the entrepreneurial and development stage. The OTCQX Best Market is the highest market tier of OTC Markets on which 11,000 U.S. and global securities trade and, as a verified market with efficient access to US investors, the OTCQX helps companies build shareholder value with a goal of enhancing liquidity. No common shares will be issued as part of the listing and the Company’s common shares will continue to trade on the TSX under the symbol IAU as the Company’s primary listing.

The Company believes that having its common shares traded on the OTCQX will provide enhanced investor benefits, including easier trading access for investors located in the US, and greater liquidity. Stifel, Nicolaus & Company, Incorporated acted as the Company’s OTCQX sponsor on the listing.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused gold company focused on achieving mid-tier gold producer status through the continued development of its high-quality assets. The Company continues to produce gold from its 40%-owned South Arturo Property and is actively advancing an underground development program for the Granite Creek Project. i-80 is well financed with approximately $70 million in cash and equivalents.

For further information, please contact:

Ewan Downie - CEO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the OTCQX and the anticipated benefits from trading on the OTCQX. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to those listed in our Annual Information Form for the year ended December 31, 2020 under the heading “Risk Factors” which is available on SEDAR.